

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 17, 2012

<u>Via E-mail</u>
Armando Casado de Araújo
Chief Financial and Investor Relations Officer
Centrais Elétricas Brasileiras S.A. - Eletrobrás
Avenida Presidente Vargas, 409 – 13th floor
Edificio Herm. Stoltz – Centro, CEP 20071-003
Rio de Janeiro, RJ, Brazil

> **Re:**   **Brazilian Electric Power Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed October 17, 2011, as amended**
> **File No. 001-34129**

Dear Mr. Araújo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Andrew D. Mew
>
> Andrew D. Mew
> Accounting Branch Chief

cc: Jonathan Zonis, Esq.